================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                      UNIVERSAL ACCESS GLOBAL HOLDINGS INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   913363 10 7
                                 (CUSIP NUMBER)

                              HENRY N. NASSAU, ESQ.
            CHIEF OPERATING OFFICER, MANAGING DIRECTOR AND SECRETARY
                          INTERNET CAPITAL GROUP, INC.
                                  600 BUILDING
                              435 DEVON PARK DRIVE
                            WAYNE, PENNSYLVANIA 19087

                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                    COPY TO:

                           CHRISTOPHER G. KARRAS, ESQ.
                                   DECHERT LLP
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                      PHILADELPHIA, PENNSYLVANIA 19103-2793

                                  APRIL 7, 2003

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SECTIONS 240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), CHECK THE FOLLOWING BOX [ ]

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 240.13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THIS INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("Act") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

================================================================================

CUSIP NO. 913363 10 7

--------------------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS               INTERNET CAPITAL GROUP, INC.
         I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSON                    23-2996071
--------------------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX               (a)[ ]
         IF A MEMBER OF A GROUP                  (b)[X]
--------------------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)      NOT APPLICABLE
--------------------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF
         LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]
--------------------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION    DELAWARE
--------------------------------------------------------------------------------------------
NUMBER OF SHARES                                 7)       SOLE VOTING
BENEFICIALLY OWNED BY EACH                                POWER                         0
REPORTING PERSON WITH                            ------------------------------------------
                                                 8)       SHARED VOTING
                                                          POWER                 21,664,124*
                                                 ------------------------------------------
                                                 9)       SOLE DISPOSITIVE
                                                          POWER                         0
                                                 ------------------------------------------
                                                 10)      SHARED DISPOSITIVE
                                                          POWER                 21,664,124*
                                                 ------------------------------------------
--------------------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON          21,664,124*
--------------------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*
         (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                   21.8%
--------------------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (SEE           CO
         INSTRUCTIONS)
--------------------------------------------------------------------------------------------

* Does not include 50,000 shares of Common Stock subject to a purchase option held by Mr. Anthony P. Dolanski, the Chief Financial Officer of Internet Capital Group, Inc. Internet Capital Group, Inc. does not have voting or dispositive power with respect to these shares and disclaims beneficial ownership thereof.

CUSIP NO. 913363 10 7


1)       NAME OF REPORTING PERSONS               ICG HOLDINGS, INC.

         I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSON                    51-0396570
--------------------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX               (a)[ ]
         IF A MEMBER OF A GROUP                  (b)[X]
--------------------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)      NOT APPLICABLE
--------------------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF
         LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION    DELAWARE
--------------------------------------------------------------------------------------------
NUMBER OF SHARES                                 7)       SOLE VOTING
BENEFICIALLY OWNED BY EACH                                POWER                         0
REPORTING PERSON WITH                            -------------------------------------------
                                                 8)       SHARED VOTING
                                                          POWER                 21,664,124
                                                 -------------------------------------------
                                                 9)       SOLE DISPOSITIVE
                                                          POWER                         0
                                                 -------------------------------------------
                                                 10)      SHARED DISPOSITIVE
                                                          POWER                 21,664,124
                                                 -------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON          21,664,124
--------------------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                      [ ]
--------------------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                   21.8%
--------------------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (SEE           CO
         INSTRUCTIONS)
--------------------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

      This Amendment No. 2 to Statement on Schedule 13D (the "Statement") amends the statement previously filed on March 23, 2000, as amended on January 8, 2002, and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Universal Access Global Holdings Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 233 South Wacker Drive, Suite 600, Chicago, Illinois 60606.

ITEM 2. IDENTITY AND BACKGROUND

      (a) - (c) This amended Schedule 13D is being filed by: (i) Internet Capital Group, Inc., a Delaware corporation ("ICG"), with its principal place of business and principal office at Building 600, 435 Devon Park Drive, Wayne, Pennsylvania 19087; and (ii) ICG Holdings, Inc., a Delaware corporation ("Holdings" and, together with ICG, the "Reporting Persons"), with its principal place of business and principal office at 100 Lake Drive, Suite 4, Pencader Corporate Center, Newark, Delaware 19702. ICG is an information technology company actively engaged in delivering software solutions and services that are designed to enhance business operations by increasing efficiency, reducing costs and improving sales results. ICG operates through a network of partner companies that deliver those solutions to customers. To help drive partner company progress, ICG provides operational assistance, capital support, industry expertise, access to operational best practices, and a strategic network of business relationships. Holdings is a wholly-owned direct subsidiary of ICG and is a holding company. The information required by Item 2(a-c) of Schedule 13D about the identity and background of the executive officers and directors of:
(i) ICG is set forth on Schedule I hereto; and (ii) Holdings is set forth on
Schedule II hereto.

      (d) During the last five years, neither of the Reporting Persons nor any of their respective executive officers or directors has been convicted in a criminal proceeding.

      (e) During the last five years, neither of the Reporting Persons nor any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) All the executive officers and directors of the Reporting Persons are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Not applicable.

ITEM  4. PURPOSE OF TRANSACTION

      The Reporting Persons have acquired the shares of Common Stock that they control as part of ICG's goal of becoming a leader of information technology by owning significant stakes in leading companies that deliver the savings and efficiency of the internet to businesses of all sizes across all industries. ICG intends to review, from time to time, its interest in the Issuer on the basis of various factors, including but not limited to the Issuer's business, financial condition, results of operations and prospects, synergies with other partner companies, general economic and industry conditions, as well as other developments and other acquisition opportunities. Based upon those considerations, ICG may seek to acquire additional shares of Common Stock on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock controlled by the Reporting Persons.

      Except as set forth above, neither of the Reporting Persons have formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM  5. INTEREST IN SECURITIES OF THE ISSUER

      (a-b) Each of ICG and Holdings may be deemed to be the beneficial owner with shared power to vote and dispose of a total of 21,664,124 shares of Common Stock (or approximately 21.8% of the outstanding Common Stock) as calculated in accordance with Rule 13d-3(d). Holdings is a wholly-owned subsidiary of ICG. Accordingly, ICG has the ability to direct the exercise of Holdings' voting and dispositive power with respect to the Common Stock. In connection with the Voting Agreement (as defined below), Holdings has agreed to enter into a stockholders' agreement which will limit Holdings' ability to dispose of shares of Common Stock.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      In connection with the Stock Purchase Agreement (the "Purchase Agreement"), dated as of April 7, 2003, by and between CityNet Telecommunications Inc. ("CityNet") and the Issuer, Holdings has executed the Voting Agreement, dated as of April 7, 2003, by and among CityNet and certain stockholders of the Issuer (the "Voting Agreement"). Pursuant to the Voting Agreement, Holdings has agreed to vote, and granted CityNet an irrevocable proxy to vote, 21,664,124 shares of Common Stock held by Holdings, plus certain additional shares of Common Stock subsequently acquired by Holdings, in favor of: (i) approval of the Purchase Agreement and the Transactions (as defined in the Purchase Agreement); (ii) CityNet's designees for the Board of Directors of the Issuer to the extent CityNet has designation rights pursuant to the Transaction Documents (as defined in the Purchase Agreement); and (iii) any other matter that could reasonably be expected to facilitate the Transactions. In connection with the Voting Agreement, Holdings has agreed to enter into a stockholders' agreement which will limit Holdings' ability to dispose of shares of Common Stock. The Reporting Persons understand that in addition to the Shares of Common Stock that they control, the Voting Agreement covers an additional 27,436,496 shares of Common Stock controlled by stockholders of the Issuer other than the Reporting Persons or their respective affiliates.

      ICG has entered into an agreement with Mr. Anthony P. Dolanski, ICG's Chief Financial Officer, whereby Mr. Dolanski has agreed to hold his option to purchase up to 50,000 shares of Common Stock and the shares he receives upon exercise of such option for the exclusive economic benefit of ICG. Although Mr. Dolanski has agreed to pay over any economic benefits he realizes with respect to such securities, Mr. Dolanski retains sole voting and dispositive power over such securities. ICG disclaims beneficial ownership of these shares.

      Other than as described above and in the original Schedule 13D, as amended, to which this amendment relates, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any person with respect to any securities of the Issuer.

ITEM  7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1 Joint Filing Agreement dated April 15, 2003.

      Exhibit 2 Voting Agreement, dated as of April 7, 2003, by and among CityNet Telecommunications, Inc. and certain stockholders of Universal Access Global Holdings Inc. (incorporated by reference to Exhibit 9 to Form 8-K of Universal Access Global Holdings Inc.filed on April 11, 2003).

      Exhibit 3 Stock Purchase Agreement, dated as of April 7, 2003, by and between CityNet Telecommunications Inc. and Universal Access Global Holdings Inc. (incorporated by reference to Exhibit 2.2 to Form 8-K of Universal Access Global Holdings Inc. filed on April 11, 2003).

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated    April 15, 2003                       INTERNET CAPITAL GROUP, INC.


                                              By:/s/ Henry N. Nassau
                                                 -----------------------------
                                                 Henry N. Nassau
                                                 Chief Operating Officer

Dated    April 15, 2003                       ICG HOLDINGS, INC.

                                              By:/s/ Henry N. Nassau
                                                 -----------------------------
                                                 Henry N. Nassau
                                                 Vice President and Secretary

                                   SCHEDULE I

Name                                     Present Principal Employment           Business Address
----                                     ----------------------------           ----------------

EXECUTIVE OFFICERS

Walter W. Buckley, III                   Chairman, President and Chief          Internet Capital Group, Inc.
                                         Executive Officer                      Building 600
                                                                                435 Devon Park Drive
                                                                                Wayne, PA  19087

Henry N. Nassau                          Chief Operating Officer, Managing      Internet Capital Group, Inc.
                                         Director and Secretary                 Building 600
                                                                                435 Devon Park Drive
                                                                                Wayne, PA  19087

Anthony P. Dolanski                      Chief Financial Officer                Internet Capital Group, Inc.
                                                                                Building 600
                                                                                435 Devon Park Drive
                                                                                Wayne, PA  19087

DIRECTORS

Walter W. Buckley, III                   (same as above)                        (same as above)

Robert E. Keith, Jr.                     President and Chief Executive          TL Ventures
                                         Officer                                700 Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA  19087

David J. Berkman                         Managing Partner                       Liberty Associated Partners, L.P.
                                                                                3 Bala Plaza
                                                                                Suite 502
                                                                                Bala Cynwyd, PA  19004

Warren V. Musser                         Managing Director                      The Musser Group
                                                                                Building 500
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Thomas P. Gerrity                        Former Dean                            The Wharton School
                                                                                University of Pennsylvania
                                                                                1000 Steinberg Hall
                                                                                Philadelphia, PA 19104


Michael D. Zisman                        Vice President, Corporate Strategy     International Business Machines
                                                                                Corporation
                                                                                55 Cambridge Parkway
                                                                                Cambridge, MA  02142

Philip J. Ringo                          Chairman and Chief Executive Officer   RubberNetwork.com, LLC
                                                                                3003 Summit Boulevard NE
                                                                                Suite 1400
                                                                                Atlanta, GA 30319




                                   SCHEDULE II

Name                                     Present Principal Employment           Business Address
----                                     ----------------------------           ----------------
EXECUTIVE OFFICERS

Walter W. Buckley, III                   President                              Internet Capital Group, Inc.
                                                                                Building 600
                                                                                435 Devon Park Drive
                                                                                Wayne, PA  19087

Henry N. Nassau                          Vice President and Secretary           Internet Capital Group, Inc.
                                                                                Building 600
                                                                                435 Devon Park Drive
                                                                                Wayne, PA  19087

Philip A. Rooney                         Vice President                         Internet Capital Group, Inc.
                                                                                Building 600
                                                                                435 Devon Park Drive
                                                                                Wayne, PA  19087

DIRECTORS

Walter W. Buckley, III                   (same as above)                        (same as above)

Henry N. Nassau                          (same as above)                        (same as above)

Philip A. Rooney                         (same as above)                        (same as above)

